Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.
Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 PM Eastern Time on August 10, 2010.



INTERNET
http://www.proxyvoting.com/acl
Use the Internet to vote your proxy.
Have your proxy card in hand when
you access the web site.

OR

TELEPHONE
1-866-540-5760 (toll free)
1-201-680-6599 (toll)
Use any touch-tone telephone to vote
your proxy. Have your proxy card in hand
when you call.

If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card
and return it in the enclosed postage-paid envelope.

**Your Internet or telephone vote authorizes Alcon,
Inc. to vote your shares in the same manner as if
you marked, signed and returned your proxy card.**

77963

▼ **FOLD AND DETACH HERE** ▼

This Proxy Card is valid only when signed and dated.

Please mark
your votes as
indicated in
this example    **X**

Vote On Proposal

1. Replacement Elections to the Board of Directors
    (conditional resolution as set forth in the invitation)

	FOR	AGAINST	ABSTAIN
1a. Enrico Vanni	☐	☐	☐
1b. Norman Walker	☐	☐	☐
1c. Paul Choffat	☐	☐	☐
1d. Urs Baerlocher	☐	☐	☐
1e. Jacques Seydoux	☐	☐	☐

**IF YOU WILL ATTEND THE EXTRAORDINARY GENERAL MEETING, PLEASE
MARK THE APPROPRIATE BOX ON THE PROXY CARD, BUT DO NOT
COMPLETE THE VOTING SECTIONS.**

I Will Attend the Meeting   ☐

Mark Here for
Address Change
or Comments
SEE REVERSE   ☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature ——————————— Signature ——————————— Date ———————

Admission Card

If you choose to attend the Alcon, Inc. Extraordinary General Meeting in person, please mark the appropriate box on the Proxy Card and return it to Alcon, Inc. in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, August 11, 2010. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting.

If you appoint Alcon, Inc. or the independent representative as your proxy and if you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the item listed on the agenda. If new proposals (other than the one on the agenda) are being put forth before the meeting, the Alcon, Inc. representative will vote in accordance with the position of the Board of Directors. If you appoint the independent representative as your proxy, the independent representative will abstain from voting on new proposals. **If you have appointed Alcon, Inc. or the independent representative as a proxy, you may not attend the meeting in person or send a proxy of your choice to the meeting.**

**IF YOU APPOINT A THIRD PARTY AS YOUR PROXY,
PLEASE SIGN AND DATE THE CARD ON THE REVERSE SIDE,
BUT DO NOT COMPLETE THE VOTING SECTION.**

**You Must Separate This Admission Card
Before Returning the Proxy Card in the Enclosed Envelope.**

Choose **MLink**SM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

▼ FOLD AND DETACH HERE ▼

ALCON, INC.

PROXY

IMPORTANT NOTE: If you appoint Alcon, Inc., the independent representative or a third party as your proxy, please sign, date and return this Proxy Card in the enclosed postage pre-paid envelope. Proxies to Alcon, Inc. must arrive no later than August 11, 2010. Proxies for the independent representative must be sent to Alcon, Inc. or directly to the address mentioned below, arriving no later than August 11, 2010.

☐ The signatory appoints Alcon, Inc. as proxy to vote all shares the signatory is entitled to vote at the Extraordinary General Meeting of Shareholders of Alcon, Inc. on August 16, 2010 on all matters properly presented at the meeting.

☐ The signatory appoints the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, with full rights of substitution, to vote all shares the signatory is entitled to vote at the Extraordinary General Meeting of Shareholders of Alcon, Inc. on August 16, 2010 on all matters properly presented at the meeting.

☐ The signatory appoints the following person as proxy to vote all shares the signatory is entitled to vote at the Extraordinary General meeting of Shareholders of Alcon, Inc. on August 16, 2010 on all matters properly presented at the meeting.

________________________________ Full Name / Corporate Name

________________________________ Full Address

Address Change/Comments
(Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3671
SOUTH HACKENSACK, NJ 07606-9871

IMPORTANT NOTE: SHAREHOLDERS WHO HAVE SOLD THEIR SHARES BEFORE THE MEETING DATE ARE NOT ENTITLED TO VOTE OR PARTICIPATE IN THE MEETING.

77963

(Continued and to be marked, dated and signed, on the other side)